Free Writing Prospectus

Filed pursuant to Rule 433(d)

Registration Statement No. 333-131369

AB SVENSK EXPORTKREDIT
(Swedish Export Credit Corporation)

Leveraged Euro Bear Notes Due April 2009
Final Term Sheet

Aggregate Principal Amount:	$73,252,000. The Aggregate Principal Amount may be increased prior to the Issue Date and, in that event, additional Notes may be sold at a different Issue Price.

Trade Date:	March 7, 2008

Issue Date:	March 28, 2008

Maturity Date:

April 28, 2009 (the “Stated Maturity Date”) unless that day is not a Business Day, in which case the Maturity Date will be the next following Business Day unless it would thereby fall in the next calendar month, in which case the Maturity Date will be the Business Day immediately preceding the Stated Maturity Date.

Initial Issue Price:	100.00%

Underwriting commission:	0.25%

Proceeds to Issuer:	99.75%

Initial EURUSD Rate:	1.500

Final EURUSD Rate:

The exchange rate between the euro and the U.S. dollar, expressed as the amount of dollars per euro, as determined by the Calculation Agent at 4:00 p.m. (London time) on the Determination Date by referencing the WM Company Fix.

Upside Leverage:	1.50

Determination Date:	April 14, 2009, unless such day is not a Business Day, in which case the Determination Date shall be the immediately preceding Business Day.

CUSIP:	00254EEH1

The Issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering.  Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and the offering.  You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov.  Alternatively, you may obtain a copy of the prospectus from Goldman, Sachs & Co. by calling 1-866-471-2526.